NEWS RELEASE

BRASCAN AWARDED TWO WIND POWER PROJECTS IN ONTARIO

TORONTO, November 25, 2004 – Brascan Corporation (NYSE: BNN, TSX: BNN.A) today announced that its subsidiary, Superior Wind Energy Inc., has been selected by the Ontario government to develop two wind power projects totalling approximately 150 megawatts (MW): a 100 MW wind farm in Prince Township near Sault Ste. Marie and a 50 MW wind farm on rural lands near Collingwood. The power generated by these facilities will be sold under 20-year power supply agreements, providing Brascan with a stable and secure revenue stream.

These projects represent the first stage of the Ontario government’s commitment to the development of 2,700 megawatts of new renewable energy by 2010 and a key part of a long-term strategy that will help the government meet its energy supply and emission reduction objectives.

“Since 2000, we have been very active in identifying high value wind energy resources, and have over 34,000 acres of land for further wind projects, in Ontario, under lease option. Wind power is the fastest growing energy technology in the world and a valuable, zero-emission renewable resource. The development of 150 MW of new wind generation will make a significant contribution to Ontario’s renewable energy supply. With almost 90 years of experience in Ontario’s power industry, these wind power projects expand and diversify our power generation portfolio,” commented Harry Goldgut, Brascan Power’s Chief Executive Officer. “The addition of wind power to Brascan’s hydroelectric generation capabilities” continued Goldgut, “furthers our strategy of growth in the power sector, and specifically strengthens our commitment to the Ontario market.”

The completion of these two projects will bring Brascan Power’s total generating capacity in Ontario to over 1,100 MW, which includes 17 hydroelectric generating stations on six river systems in the province.

Projects in Profile

The construction of the 100 MW Prince project near Sault Ste. Marie is scheduled for 2005. The wind farm will include approximately 60 wind turbines to be erected primarily on private land leased by the company. The project is expected to reach full commercial operation before March 2006.

The 50 MW Blue Highlands project (Phase I) is expected to begin in 2006 and reach full operations before March 2007.

Work is continuing with federal and provincial governments, municipal councils, staff, planners and stakeholders to secure the permits and approvals required to advance the projects to construction.

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Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of US$19 billion and a further US$7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively. Brascan Power is a wholly owned subsidiary of Brascan Corporation.

Superior Wind Energy is a Canadian company focused on the acquisition of productive wind lands and development of high value projects, through the application of advanced wind resource technologies. Founded in January 2002, Superior Wind Energy is a joint venture between Brascan Power Corporation and Harmony Wind Energy Inc.

(See www.superiorwindenergy.com for more information).

For more information, please visit our web site at www.brascancorp.com or contact:

Brascan Corporation
Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.